SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 29, 2022 regarding “Ericsson’s Annual General Meeting 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President, Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 30, 2022

PRESS RELEASE March 29, 2022

Ericsson’s Annual General Meeting 2022

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 29, 2022. Due to COVID-19, the AGM 2022 was conducted without the physical presence of shareholders, representatives and third parties and the meeting was conducted as a digital meeting with online participation. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2021.

Dividend

The proposed dividend of SEK 2.50 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 1.25 per share with the record date Thursday, March 31, 2022, and SEK 1.25 per share with the record date Friday, September 30, 2022. Euroclear Sweden AB is expected to disburse SEK 1.25 per share on Tuesday, April 5, 2022, and SEK 1.25 per share on Wednesday, October 5, 2022.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2021.

Discharge from liability

It was recorded that shareholders representing at least one tenth of all of the shares in the Company voted against discharge from liability of the Board of Directors and the President for the financial year 2021.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. Carolina Dybeck Happe was elected new Board member. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting employee representatives in the Board with Ulf Rosberg, Loredana Roslund and Annika Salomonsson as deputies.

1 (4)

PRESS RELEASE March 29, 2022

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of the Board of SEK 4,375,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,100,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 475,000 to the Chair of the Audit and Compliance Committee and SEK 275,000 to each of the other members of the Audit and Compliance Committee, SEK 205,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 180,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected Deloitte AB as auditor for the period up until the end of the AGM 2023.

Long-Term Variable Compensation Program (LTV)

Long-Term Variable compensation program 2022 (LTV 2022)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2022 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period (absolute TSR-development and relative TSR-development), fulfilment of a Group Environmental Social and Governance (ESG) performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured during a three-year period and the 2022 Group EBIT (operating income) performance criterion. All targets have a three-year vesting period. The Company has approximately 3.3 billion shares in issue. The 2 million B-shares covered by LTV 2022 correspond to approximately 0.06 percent of the total number of outstanding shares.

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV 2022 through an equity swap agreement with a third party.

The Board of Directors’ proposals on transfer of treasury stock, directed share issue and acquisition offer under agenda item 16.2 and item 17 were withdrawn.

2 (4)

PRESS RELEASE March 29, 2022

Transfer of treasury stock for previously resolved LTV programs

The AGM resolved to approve the Board of Directors’ proposal on transfer of not more than 1.4 million B-shares on Nasdaq Stockholm prior to the AGM 2023 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs; LTV 2019 and LTV 2020.

The AGM further resolved that the Company shall have the right to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the AGM in 2023, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards. Transfer of these shares shall be made at a price within the, at each time, prevailing price interval for the share.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of March 29, 2022, amounts to 4,009,306 shares of series B, corresponding to 400,930.6 votes.

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here.

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

investor.relations@ericsson.com

(+46 10 719 00 00)

3 (4)

PRESS RELEASE March 29, 2022

Media

media.relations@ericsson.com

(+46 10 719 69 92)

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

4 (4)